SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, March 23, 2022 – Nu Holdings Ltd. ("Nu" or the "Company") hereby informs its shareholders and the market the following:

1.	On March 22, 2022, Mastercard released the public consultation AN 6229, proposing a reduction in the interchange rate on prepaid card present transactions made by individuals in Brazil to 0.80%. Interchange fees for other types of transactions for this product will remain at 1.20%. The effectiveness of such change is subject to comments by market participants, further revisions by Mastercard and the approval of the Brazilian Central Bank.
2.	According to Mastercard, this review is a direct consequence of the Public Consultation No.89/2021 ("ECP 89/2021") and meetings held with the Brazilian Central Bank about debit and prepaid interchange rate regulation. The Brazilian Central Bank has not yet published any rule related to ECP 89/2021.
3.	Potential changes in the interchange rate for prepaid cards in Brazil have been largely expected by the market since ECP 89/2021 was issued, were mentioned in the Company's Form F-1 Registration Statement, and have been considered in its planning, even though the timing for its implementation has remained uncertain.
4.	Prepaid interchange fees accounted for 8.1% of the Company's revenue in 2021. If the changes provisioned under the above mentioned public consultation had been in place since January 1, 2021, the Company's revenue would have been reduced by 2.4%.

We will continue to monitor the new rules to be enacted by the Brazilian Central Bank, as well any further adjustments proposed by Mastercard on this matter, and will keep the market informed of any new developments.

Contacts:

Investor Relations:

Guilherme Lago

investors@nubank.com.br

Media:

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  March 23, 2022